Evolution Development Group, Inc.

10949 Esteban Drive

Ft. Myers, FL 33912

December 23, 2021

Brian Fetterolf

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington DC 20549

Re:Evolution Development Group, Inc.

Offering Statement on Form 1A-POS

Filed December 23, 2021

File No. 024-11127

Dear Mr. Feterolf:

Evolution Development Group, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") issue a qualification order for the above-referenced Offering Statement on Form 1A-POS, so that it may be qualified by 4:00 p.m., Eastern Time on Wednesday, December 29, 2021, or as soon thereafter as is practicable.

Based on telephone calls between the Commission and our securities counsel today, the updated filing  submitted today has the dates corrected, and an updated auditor’s consent has also been submitted. There is no FINRA review necessary.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3. The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our counsel Kendall Almerico at (813) 309-6258. Thank you in advance for your assistance.

Respectfully Submitted,

/s/ John Norman

John Norman

Chief Executive Officer

Evolution Development Group, Inc.